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July 12, 2021

VIA EDGAR

Ms. Tonya K. Aldave

Office of Life Sciences

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	Erasca, Inc.

Registration Statement on Form S-1

Filed June 25, 2021

File No. 333-257436

Dear Ms. Aldave:

We are in receipt of the Staff’s letter dated July 9, 2021 with respect to the above-referenced Registration Statement on Form S-1 (the “Registration Statement”). We are responding to the Staff’s comments on behalf of Erasca, Inc. (“Erasca” or the “Company”) as set forth below. Simultaneously with the submission of this letter, the Company is filing via EDGAR Amendment No. 1 to the Registration Statement (the “Amended Registration Statement”) responding to the Staff’s comments.

The Company’s responses set forth in this letter are numbered to correspond to the numbered comments in the Staff’s letter. All terms used but not defined herein have the meanings assigned to such terms in the Amended Registration Statement. For ease of reference, we have set forth the Staff’s comments and the Company’s response for each item below.

Registration Statement on Form S-1

Prospectus Summary, page 1

1.

We note your response to our prior comment 2 and reissue. Your pipeline table, which indicates that you are currently in Phase 1 of HERKULES-2, HERKULES-3 and HERKULES-4 clinical trials, appears to be inconsistent with your disclosure on pages 4 and 127 that you are planning to begin the dosing of first patients in HERKULES-2, HERKULES-3, and HERKULES-4 in the future. If these trials have not yet begun, please revise your pipeline table here and throughout the registration statement to show the arrows for the HERKULES-2, HERKULES-3 and HERKULES-4 trials in the INDenabling column of the pipeline table.

July 12, 2021

In the alternative, if the Phase 1 trials have already been completed for these three specific indications, as you state a clinical trial of ERAS-007 may have already been done by Asana, revise throughout your prospectus the apparently inconsistent disclosure that you have not yet dosed any patients in HERKULES-2, HERKULES-3 or HERKULES-4 trials, or clarify how the trials indicated in the table as planned may be differentiated from the trial discussed in the asterisk to the table. Finally, include a detailed and balanced description of the trails completed by Asana as they may relate specifically to HERKULES-2, HERKULES-3 or HERKULES-4. This description should include the number of participants in the trials, the endpoints, the statistical significance and p-values, any serious adverse events experienced by the trail participants, and the trails’ graphs, charts and diagrams, or advise.

Erasca’s Response: In response to the Staff’s comment, the Company has revised the pipeline table throughout the Amended Registration Statement to show the arrows for the HERKULES-2, HERKULES-3 and HERKULES-4 trials in the IND-enabling column. In addition, the Company respectfully advises the Staff that the results of the Phase 1 clinical trial conducted by Asana helped inform the design of the Company’s clinical development program and doses to be tested for ERAS-007, which the Company will study in more specific patient populations in the HERKULES clinical trials. The Company has included the detailed results of the Asana trial beginning on page 135 of the Amended Registration Statement. To avoid any confusion of the relationship of the Asana trial to the planned clinical trials, the Company has moved the asterisk footnote from within the arrows of the HERKULES -2, -3 and -4 clinical trials to the product candidate itself, ERAS-007, and has added additional disclosure to such footnote consistent with the foregoing. Finally, the Company has enlarged the font size of the footnote to make it more legible.

Risk Factors

Our current amended and restated certificate of incorporation provides, page 70

2.

We note that you have removed disclosure on page 70 relating to the application of the exclusive forum provision to the claims brought under the Exchange Act. We also note that the forum selection provision in your amended and restated certificate of incorporation identifies a state court located within the State of Delaware (or, if no state court located within the State of Delaware has jurisdiction, the federal district court for the District of Delaware) as the exclusive forum for certain litigation, including any “derivative action.” Please disclose here whether this provision applies to actions arising under the Exchange Act. If this provision does not apply to actions arising under the Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Exchange Act.

Erasca’s Response: The Company has revised the Amended Registration Statement, including on page 71 as well as in Exhibit 3.3, to clarify that the exclusive forum provision does not apply to actions arising under the Exchange Act, in response to the Staff’s comment.

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July 12, 2021

Any comments or questions regarding the foregoing should be directed to the undersigned at (858) 523-3962. Thank you in advance for your cooperation in connection with this matter.

Very truly yours, /s/ Matthew T. Bush
Matthew T. Bush of LATHAM & WATKINS LLP

cc:	Susan Block, Securities and Exchange Commission

Sonia Bednarowski, Securities and Exchange Commission

Angela Connell, Securities and Exchange Commission

Julie Sherman, Securities and Exchange Commission

Jonathan Lim, M.D., Erasca, Inc.

David M. Chacko, M.D., Erasca, Inc.

Ebun Garner, Erasca, Inc.

Cheston Larson, Latham & Watkins LLP

Charles Kim, Cooley LLP

Sean Clayton, Cooley LLP